UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 12, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes    X          No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: August 12, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 12, 2004

Item 3.

Press Release

August 12, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announces that the Company has achieved a significant corporate milestone of 100,000 units sold worldwide.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of August 2004.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Thursday, August 12, 2004

(No.2004-08-19)

CARMANAH SURPASSES MILESTONE OF 100,000 UNITS SOLD

Victoria, British Columbia, Canada - Thursday, August 12, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has achieved a significant corporate milestone of 100,000 units sold worldwide.

"It took almost four years to reach our 50,000 unit milestone and less than two more to reach 100,000", states Art Aylesworth, Carmanah's CEO.  "Our growth in unit sales, revenues and profit demonstrates our continued leadership position in the field of solar-powered LED lighting."

Carmanah's rapid growth is primarily due to the Company's ability to successfully leverage its core "marine-based" solar-powered LED technology into new markets, including aviation, transit and roadways.  As Carmanah continues to gain acceptance and market share in these markets, the Company anticipates its unit sales to grow at an even faster rate.

In the face of the faltering reliability of grid-based power supply and the constantly rising cost for traditional technology, the world grapples with the ever increasing need for energy efficient means of lighting.  Carmanah offers solutions.  In the aviation market ( www.solarairportlights.com ) , the Company now has more than 15,000 airfield lights installed in 60 countries.

In the transit market ( www.transitlights.com ), Carmanah's solar-powered LED illuminated bus stops and shelters are now in use by more than 70 transit authorities throughout North America and abroad.

In the roadways market ( www.roadlights.com ), Carmanah has recently released solar-powered LED pedestrian crosswalk beacons, school zone beacons and 24-hour flashers .

"Our continued growth in the months and years ahead will be fueled by many products and many markets.  We are confident that the new products currently in design for the marine markets will be well received and that our technology will continue to enjoy acceptance in the aviation, transit and roadways markets worldwide.  It is also quite likely that we will discover additional new markets that offer yet undetermined potential for our sustainable technology.  It is this almost limitless string of possibilities that make us believe that the next 100,000 units will come quickly - as the world comes to terms with the urgent need for alternative energy solutions," added Art Aylesworth.

About Carmanah

Developed between 1994 and 1998, Carmanah's marine lighting technology captured the attention of coast guards, navies and other maritime authorities worldwide with its unique no-maintenance design, superior performance, reliability and cost-effectiveness.  The lights have gained a favorable reputation at international aids-to-navigation conferences and the trade industry.  Carmanah's patented navigation lights now mark hazards and guide ship traffic on buoys in some of the busiest waterways in the world, including Hong Kong, India, the United Kingdom, Egypt, Panama, the United States and Canada.  As an interesting note, Carmanah lights will also be used at the water sports venue for the Olympics in Athens this August.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

In recognition of Carmanah's business and innovative success, the Company has received a number of awards.  In April of 2004 Carmanah received the Industry Award for Export Performance at the Globe Awards for Environmental Excellence.  The annual awards recognize Canada's most influential and environmental corporations.  Carmanah also received the 2003 Canadian Institute of Energy (BC) Applied Energy Innovation Award.  In 2003, Carmanah ranked #330 in the North American Deloitte & Touche Technology Fast 500.

Carmanah is an alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for commercial applications in the aviation, transit, marine, roadway, railway and industrial worksite markets.  The Company currently has more than 100,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more corporate information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com